Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, 2011

(Unaudited)

Ratio of
earnings to
fixed charges
(Dollars in millions)

Earnings(a)	$4,162
Plus:
Interest included in expense(b)	7,164
One-third of rental expense(c)	104
Adjusted “earnings”	$11,430

Fixed charges:
Interest included in expense(b)	$7,164
Interest capitalized	12
One-third of rental expense(c)	104
Total fixed charges	$7,280

Ratio of earnings to fixed charges	1.57

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.